January 3, 2020

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office

100 F Street N.E.
Washington DC 20549

Attention: Valerie Lithotomos

RE:	Leader Funds Trust – Response to SEC Comments with regard to the Rule 485(a) Filing (File number 333-229484) of Leader Floating Rate Fund (the “Fund”), a series of the Leader Funds Trust (the “Trust”)

Dear Ms. Lithotomos:

This letter provides the Trust’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided on December 16, 2019. The comments addressed the Post-Effective Amendment (“PEA”) to the Trust’s registration statement, which was filed on November 5, 2019 under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”). The PEA was filed to effect a name change and an investment policy change for Leader Floating Rate Fund (the “Fund”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

Comments and Corresponding Responses

Prospectus

1.	Comment: We noticed that the Fund changed its name effective 11/19/2019. In your response letter, please explain why the name was changed without 60 days’ notice.

Response: As the Staff is aware, Rule 35d-1 does not generally prohibit or impose any conditions on a fund changing its name. Rather, Rule 35d-1 requires that funds subject to that rule’s conditions provide 60 days’ notice if they change the 80% policy they are required to adopt (i.e., when subject to the rule’s requirements). Rule 35d-1 is designed to help reduce confusion when an investor selects an investment company for specific investment needs and asset allocation goals. Requiring a fund to invest at least 80% of its assets in the type of investment suggested by its name is intended to provide investors with greater assurance that the fund’s investments are consistent with its name.

The Fund is of the view that the 60-day notice is required when there is a change in the 80% policy that actually results in a change in which the Fund is managed. The Fund is of the view that there has been no actual change in the manner in which it is managed. Rather, the name of the Fund and the specific verbiage of the Fund’s 80% policy have been clarified and conformed more closely to the manner in which the Fund is managed – that is, there is no change in how the Fund is being managed. We note that the Fund’s previous policy (i.e., prior to November 19, 2019) was to invest under normal circumstances, at least 80% of its net assets, plus any amount of borrowings for

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

Leader Funds Trust
January 3, 2020

investment purposes, in floating rate debt securities. The Fund’s investment policies in place prior to November 19, 2019 also required that each security in which it invested needed to be rated no lower than the A category by Standard & Poor’s Ratings Group, Moody’s Investors Service or Fitch Ratings, Inc. Additionally, the Fund’s average effective duration was one year or less. As of November 19, 2019, the verbiage of the Fund’s 80% policy has been changed to include references to low duration and high quality although the Fund’s definitions of duration (i.e., one year or less) and quality (no lower than “A”) have not changed. Again, the Fund takes the position that there has been no actual change to the manner in which it is being managed. Rather, it has simply inserted those concepts into the 80% policy and clarified the verbiage. If the Fund were to have complied with technical requirements of Rule 35d-1, it would have sent a notice to shareholders that its 80% policy was changing to including references to something it has always been doing – potentially, this would create more confusion as it could have signaled a change where there is no actual change.

2.	Comment: In the first use of the name of the Fund in the prospectus please include the following parenthetical “(formerly Leader Floating Rate Fund)”.

Response: We have revised the prospectus to include the parenthetical.

3.	Comment: On page 14, we note that the portfolio turnover rate was high. Please confirm that there is risk disclosure about the high portfolio turnover rate.

Response: Portfolio turnover risk is included as a principal risk of the Fund.

4.	Comment: Please define "high quality" earlier on page 15.

Response: The Fund defines “high quality” as a security rated no lower than the A category by Standard & Poor’s Ratings Group, Moody’s Investors Service or Fitch Ratings, Inc.

5.	Comment: On page 15, please change the parenthetical to define duration as "(a measure of a security’s sensitivity to changes in prevailing interest rates)".

Response: The Trust has made this change.

6.	Comment: What percentage of the investments will be in CLOs, CDOs and RMBS? Will the Fund be liquid?

Response: The Adviser has advised the Trust that the investments in CLOs, CDOs and RMBS will be within the requirements of the Liquidity Rule.

7.	Comment: Please tailor the disclosure on how the transition from LIBOR could affect the Fund’s investments. For example, will the Fund invest in instruments that pay interest at floating rates based on LIBOR that do not include “fall back provisions” that address how interest rates will be determined if LIBOR stops being published? If so, how will it affect the liquidity of those investments? Also, disclose how the transition to a successor rate could impact the value of investments that reference LIBOR. Based on your response, we may have additional comments.

Response: The Trust has revised these disclosures.

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Leader Funds Trust
January 3, 2020

8.	Comment: We ask that you consider placing your risk disclosures in order of significance and importance to the Fund.

Response: The Trust has considered placing the risk disclosures in order of significance and may do so in the future.

9.	Comment: In the disclosure pertaining to loan and Loan participation risk on page 17 and 29, second to last sentence, please explain if the Fund has recourse to the cash flows of the underlying loans in the event of default by the grantor of participation? If they do, please explain in the risk disclosure.

Response: The Fund does not typically have recourse to the cash flows of the underlying loans in the event of default by the grantor of participation.

10.	Comment: In the portfolio turnover risk disclosure, please clarify that the Fund trades its securities often rather than stating that the Fund is actively traded.

Response: The disclosure has been revised to state that the securities in the Fund are traded frequently.

11.	Comment: In the fee table, there is not currently a waiver or recoupment, but there is some discussion on page 31 of a waiver through September 2020. Is there a contractual waiver longer than a year? If so, you can put it in the fee table.

Response: The Fund currently has a contractual fee in place that limits the Fund operating expenses (less certain carve-outs) to 100 basis points. The Fund’s gross operating expense ratio is less than the contractual cap, and accordingly, has not reflected, in the fee table the expense limitation arrangements.

Statement of Additional Information

12.	Comment: In the SAI on page 35 please disclose that there is a lending policy if one is in place.

Response: The Trust notes that the policy with respect to lending was inadvertently omitted from the SAI disclosure. The Trust has revised the disclosure to address your comment.

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Leader Funds Trust
January 3, 2020

The applicant believes that it has addressed the comments presented by the Staff. If you have any questions, please contact me at (913) 660-0778.

Sincerely,

/s/ John H. Lively

John H. Lively

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